December 18, 2025

Ronald Knutson
Chief Financial Officer
Distribution Solutions Group, Inc.
301 Commerce Street, Suite 1700
Forth Worth, TX 76102

        Re: Distribution Solutions Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed March 6, 2025
            Form 8-K filed October 30, 2025
            File No. 000-10546
Dear Ronald Knutson:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 107

1.     Please tell us why you omitted management   s assessment of the
effectiveness of the
       registrant's internal control over financial reporting, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item
       308(a)(3) of Regulation S-K. Please also tell us why you omitted a statement that the registered public accounting firm that audited the financial statements included in this
       Form 10-K has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.
Form 8-K filed October 30, 2025
Exhibit 99.1, page 1

2. We note you reconcile adjusted EBITDA to net income, the most directly comparable
       GAAP measure. Your earnings release includes a table on page 1 and discussions on
 December 18, 2025
Page 2

       pages 1 and 2 of adjusted EBITDA without presenting or discussing the most directly comparable GAAP measure with equal or greater prominence. Please revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K or explain why a revision is not necessary. Refer to Questions 102.10(a) and 103.02 of
the Staff   s
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services